

Mail Stop 3561

October 31, 2017

Anthony D. Laday
Chief Financial Officer
Fogo de Chao, Inc.
14881 Quorum Drive, Suite 750
Dallas, Texas 75254

>   **Re: Fogo de Chao, Inc.**
>   **Form 10-K for Fiscal Year Ended January 1, 2017**
>   **Filed March 15, 2017**
>   **File No. 001-37450**

Dear Mr. Laday:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 1, 2017

Item 1. Business
Our Company, page 2

1. Please present with equal or greater prominence the comparable GAAP measure to the non-GAAP measure "consolidated restaurant contribution margin" wherever presented in this and, as appropriate, other periodic filings and earnings releases in Form 8-K. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and instruction 2 to Item 2.02 of Form 8-K for guidance.

Item 7. Management's Discussion and Analysis
Restaurant Contribution and Restaurant Contribution Margin, page 45

2. At the top of page 46 you disclose your belief that restaurant contribution is an important tool for securities analysts, investors and other interested parties. Please revise to include

Anthony D. Laday
Fogo de Chao, Inc.
October 31, 2017
Page 2

a substantive discussion of how the consolidated/total measure is useful, pursuant to Item 10(e)(1)(i)(C) of Regulation S-K. Your disclosure should explain which costs are not included in the measure.

Results of Operations
Restaurant Contribution, page 51

3. Please include in this filing and, as appropriate, other periodic filings and earnings releases in Form 8-K a reconciliation of "total restaurant contribution" to the comparable GAAP measure for each period for which presented. Due to the nature of the costs excluded from this non-GAAP measure, it appears the comparable GAAP measure is "income from operations." Refer to Item 10(e)(1)(i)(B) of Regulation S-K and instruction 2 to Item 2.02 of Form 8-K for guidance. Also, refer to Question 104.04 of the staff's Compliance and Disclosure Interpretations on "Non-GAAP Financial Measures."

4. On pages 51 and 54 you provide an analysis of total restaurant contribution. Please include an analysis of the comparable GAAP measure with equal or greater prominence. Refer to Question 102.10 and the last bullet therein of the staff's Compliance and Disclosure Interpretations on "Non-GAAP Financial Measures."

Notes to Consolidated Financial Statements
17. Segment Reporting, page F-30

5. Please revise your footnote to provide the reconciliation required by ASC 280-10-50-30b.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure